P. E.
6-1-02

02045041

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F __________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes __________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 ________)

SINGPR1:#23005322v88

BL

On June 19, 2002, Pacific Internet Limited issued the attached press release.

Pacific Internet

Press Release

For Immediate Release

Pacific Internet Clinches Two Prestigious Awards At CommunicAsia 2002

Best Asian Internet Service Provider 2002
Business Management Asia Innovation Award 2002

Singapore, 19 June 2002 - Pacific Internet Limited (Nasdaq: PCNTF), Asia's leading Internet Service Provider (ISP) is the proud recipient of two prestigious industry awards at CommunicAsia 2002, Asia's leading international communications and technology exhibition.

Pacific Internet was voted "Best Asian ISP" in the 2002 Telecom Asia Readers' Choice Awards, the region's premier telecom industry awards and the only one of its kind to honour and recognize outstanding performance in telecommunications in the Asian region. Pacific Internet has swept this award category for the fourth consecutive year based on nominations and votes received by industry peers. Telecom Asia has a circulation of 25,000 readers consisting of company executives and professionals from Asian telecommunications service providers, equipment vendors and telecommunications users.

For the first time, Pacific Internet was also recognized by readers of Business Management Asia Magazine (BMA) as Asia's Most Innovative Company in the Internet Service Provider category. The Business Management Asia Innovation Awards, profile Asia's most progressive and talented companies based on a readership survey of its 81,000 subscribers. Nominations were reviewed by an independent panel of judges and by the BMA editorial team to decide on the overall winners. The awards are intended to reflect Asia's unique and diverse industry profile and judging criteria included - technology application, marketing approach, recruitment, growth and expansion.

Says Mr. Tan Tong Hai, President and CEO, Pacific Internet Limited, "We are honoured to receive these two awards from Telecom Asia and Business Management Asia. Pacific Internet has differentiated itself through innovation and we have leveraged on our wealth of expertise in the Internet business to bring value to our customers; helping them to exploit technology that benefit their business. This is the basic tenet of our business as an ISP. The accolades we have received are significant achievements that further cement our position as a leader and the Internet Service Provider of choice for customers."

At CommunicAsia 2002 held from 18th through 21st June, Pacific Internet is showcasing new and innovative solutions under the theme "Broadband Across Asia". At the show, Pacific Internet is taking the opportunity to demonstrate the strategic use of broadband technology – be it access, applications or content to enhance business.

Showcase One - Broadband over Powerlines

In April this year, Pacific Internet partnered SP Telecommunications, a subsidiary of Singapore Power Ltd when it launched Singapore's first commercial Powerline Communication (PLC) trials. This is the first time that Broadband over Powerlines will be showcased where Pacific Internet will demonstrate a video conferencing solution running on Powerline access to give visitors a hands-on feel of this new innovative technology. The infrastructure enable applications and services including broadband Internet access, Voice over Internet Protocol (VOIP) and other multimedia services to be delivered.

Showcase Two - Broadband Global Roaming

Pacific Internet, together with iPass Inc, a premier provider of global remote Internet access services, presents Broadband Global Roaming at CommunicAsia. Broadband Global Roaming enable broadband users to get online conveniently and effectively to retrieve corporate data or communicate with offices virtually anywhere in the world at high speed. This will significantly reduce the time associated with downloading files and corporate data or sending and receiving of emails over a fast and secure network.

Showcase Three – Broadband Gaming Network

Broadband Gaming Network is an end-to-end solution from Pacific Internet for Game Developers, Publishers and Cybercafe Game Outlets. Besides being a provider of online gaming content via its Pan Asian Gaming Network (paGn – www.pagn.net), Pacific Internet has also created a platform to facilitate and serve the online needs of Developers and Network Game Outlet owners.

At CommunicAsia, Pacific Internet aims to establish new partnerships with Game Developers and Network Game Outlet owners in the burgeoning online gaming industry. The company's strategy is focused on two areas:

a) *Deliver compelling Interactive Entertainment and Gaming content through partnerships with Game Developers and Publishers and;*
b) *End-to-end game hosting and access services for Game Developers, Publishers and Cybercafe Games Outlets.*

In the future, there are plans to launch paGn in other regional operating countries outside of Singapore where Pacific Internet has a presence. This positions Pacific Internet as the partner of choice for Game Developers and Publishers to help them extend their reach in the region and boost their revenues by being part of the paGn community.

Showcase Four – Broadband Regional Connectivity

Pacific Internet showcases Voice over Broadband for the first time at CommunicAsia. This service provide companies with the ability to extend regional intra-company voice communications via their PABX systems; reducing the long-distance telephony charges incurred when communicating with regional branches across Asia.

With its reach across six countries, Pacific Internet offers a unique proposition to corporate customers by providing a comprehensive suite of access and application services to enhance their intra-company enterprise network for the delivery of mission-critical enterprise applications and voice services.

About Pacific Internet Limited

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India and Thailand. In February 1999, we became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers We have won a series of accolades and awards over the years which firmly positions Pacific Internet as an industry leader in Asia. The company has been voted "Best Asian ISP consecutively in 1999, 2000, 2001 and 2002 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong, and won the "Best ISP in Singapore" in 1997, 1998 and 1999 from ComputerWorld. Pacific Internet is committed to delivering services that our customers value and helping them to harness the power of the Internet for their communication needs. For more information, please go to **www.pacific.net.sg**

Contact for Media queries:	Contact for Investor queries:
Jacqueline Yeo	Khoo Seok Teng
Manager, Regional Marketing & Public Relations	Manager, Investor Relations
HP: (65) 98772164	DID: 65-771 0435
Email: jacqueline.yeo@pacific.net.sg	Email: investor@pacific.net.sg

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By:___________________________
Name: Tan Tong Hai
Title: Chief Financial Officer

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________
Name: Tan Tong Hai
Title: President and Chief Executive Officer

Date: 28 June 2002 ,